UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

RELIV INTERNATIONAL, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
75952 R 100
(CUSIP Number)
Richard A. Tulli, Gardere Wynne Sewell LLP,
1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-4676
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 28, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	75952 R 100

1	NAMES OF REPORTING PERSONS The Paul and Jane Meyer Family Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	75952 R 100
This Amendment No. 4 to Schedule 13D (this “Amendment”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 21, 2008, as amended by the Amendment No. 1 to Schedule 13D filed with the Commission on July 30, 2008, the Amendment No. 2 to Schedule 13D filed with the Commission on October 29, 2008 and the Amendment No. 3 to Schedule 13D filed with the Commission on January 13, 2009 (as amended, the “Statement”) by The Paul and Jane Meyer Family Foundation (the “Reporting Person”) regarding certain shares (“Shares”) of the common stock, par value $0.01 per share (“Common Stock”), of Reliv International, Inc., a Delaware corporation (the “Issuer”). This Amendment reflects the Reporting Person’s sales of Shares in the open market through April 9, 2009, and its negotiated private sale of its remaining 2,068,973 Shares to the Issuer on April 28, 2009. This is the final amendment to the Statement and an exit filing for the Reporting Person.
Item 4. Purpose of Transaction.
Item 4 of the Statement is amended by adding the following paragraph to the end: On April 28, 2009, the Reporting Person sold its remaining 2,068,973 Shares to the Issuer in exchange for the Issuer’s payment to the Reporting Person of $5,000,000 in cash and the Issuer’s delivery to the Reporting Person of a promissory note of the Issuer in the amount of$1,106,919.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Statement is amended to read as follows:
(a)	As a result of the transaction described in Item 4, the Reporting Person does not own any Shares.

(b)	As a result of the transaction described in Item 4, the Reporting Person does not own any Shares.

(c)	Since (and including) February 28, 2009, the Reporting Person has not acquired any shares of Common Stock. Since (and including) February 28, 2009, the Reporting Person has sold a total 44,167 Shares in open-market transactions on the NASDAQ Global Select Market, as follows:

	Number of Shares
Date of Sale	Sold	Sales Price Per Share
March 2, 2009	2,000	$4.68
March 3, 2009	2,000	$4.67
March 4, 2009	2,000	$4.50
March 5, 2009	2,000	$4.28
March 9, 2009	1,917	$4.10
March 12, 2009	2,000	$4.11
March 13, 2009	250	$4.05

	Number of Shares
Date of Sale	Sold	Sales Price Per Share
March 19, 2009	2,000	$3.90
March 20, 2009	2,000	$3.90
March 23, 2009	2,000	$3.81
March 24, 2009	2,000	$3.70
March 25, 2009	2,000	$3.65
March 26, 2009	2,000	$3.68
March 27, 2009	2,000	$3.65
March 30, 2009	2,000	$3.65
March 31, 2009	2,000	$3.52
April 1, 2009	2,000	$3.55
April 2, 2009	2,000	$3.53
April 3, 2009	2,000	$3.19
April 6, 2009	2,000	$3.13
April 7, 2009	2,000	$3.05
April 8, 2009	2,000	$3.15
April 9, 2009	2,000	$2.78
Since (and including) February 28, 2009, the Reporting Person also effected a privately negotiated sale of Shares. Pursuant to a Stock Purchase Agreement between the Issuer and the Reporting Person dated April 23, 2009 (the “Stock Purchase Agreement”), on April 28, 2009, the Reporting Person sold to the Issuer 2,068,973 Shares at an average price per Share of $2.95. Of the total purchase price of $6,106,919, $5,000,000 was paid in cash and $1,106,919 was paid by delivery of a promissory note of the Issuer. A copy of the Stock Purchase Agreement is filed as Exhibit 1 to this Amendment.

(d)	Not applicable.

(e)	The Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock upon its sale of 2,068,973 Shares to the Issuer in a privately negotiated transaction on April 28, 2009.

CUSIP No.	75952 R 100
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Pursuant to the Stock Purchase Agreement, the Issuer purchased the 2,068,973 Shares for $5,000,000 in cash and a promissory note in the amount of $1,106,919 (the “Note”). The Note bears interest at the rate of 6% and is due 90 days from the date of the closing of the sale under the Stock Purchase Agreement. A copy of the Note is attached as Exhibit A to the Stock Purchase Agreement filed as Exhibit 1 to this Amendment.
In the Stock Purchase Agreement, Paul J. Meyer, a member of the Reporting Person’s board of directors, and the Reporting Person each agreed to not engage in any transaction concerning the Common Stock for a period of one year from the date of the Stock Purchase Agreement.
The Reporting Person also agreed in the Stock Purchase Agreement to vote all of the Shares in favor of all directors nominated by management of Issuer and each proposal recommended by management of the Issuer at the annual meeting of shareholders of the Issuer to be held on May 28, 2009.
Item 7. Material to be Filed as Exhibits.
Exhibit 1 — Stock Purchase Agreement dated April 23, 2009, between The Paul and Jane Meyer Family Foundation and Reliv International, Inc.
SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 30, 2009	THE PAUL AND JANE MEYER FAMILY FOUNDATION
	By	/s/ Georgetta Duncan
Georgetta Duncan, Treasurer

EXHIBIT INDEX
Exhibit 1 — Stock Purchase Agreement dated April 23, 2009, between The Paul and Jane Meyer Family Foundation and Reliv International, Inc.